Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration Statement No. 333- 180112
Supplement dated December 16, 2013)

$500,000,000

5.250% Senior Notes due 2020

Term Sheet

December 16, 2013

Issuer:	MGM Resorts International

Offering Size:	$500,000,000 aggregate principal amount

Title of Securities:	5.250% Senior Notes due 2020 (the “Notes”)

Maturity:	March 31, 2020

Offering Price:	100.000%, plus accrued interest, if any, from December 19, 2013

Coupon:	5.250%

Yield to Maturity:	5.250%

Gross Proceeds:	$500,000,000

Net Proceeds to Issuer before Estimated Expenses:	$493,750,000

Interest Payment Dates:	March 31 and September 30, commencing September 30, 2014

Record Dates:	March 15 and September 15

Optional Redemption:	The Issuer may redeem the Notes, in whole or in part at any time at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed; or

•    as determined by an independent investment banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement dated December 16, 2013), plus 50 basis points plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Barclays Capital Inc.
J.P. Morgan Securities LLC

Co-Managers	BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
RBS Securities Inc.
SMBC Nikko Securities America, Inc.
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
UBS Securities LLC

Trade Date:	December 16, 2013

Settlement Date:	December 19, 2013 (T+3)

Distribution:	Registered Offering

CUSIP Number:	552953 CB5

ISIN Number:	US552953CB51

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request by contacting Deutsche Bank Securities, Inc. at Attn.: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, or by calling toll-free: 1 (800) 503-4611 or by emailing prospectus.CPDG@db.com.

The information in this communication supplements the information in the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.